Ex. 9.a.12

ARTICLES SUPPLEMENTARY
to
ARTICLES OF INCORPORATION
of
FAIRHOLME FUNDS, INC.

Fairholme Funds, Inc., a Maryland corporation having its principal office within the State of Maryland in the City of Baltimore (hereinafter called the "Corporation"), certifies that:

FIRST:                    The Board of Directors of the Corporation hereby increases the aggregate number of shares of capital stock that the Corporation has authority to issue by 200,000,000 shares and, under the power contained in Article SEVENTH, Section 7.1 of the Corporation's Articles of Incorporation, as amended (the "Charter"), classifies and designates such additional shares as 200,000,000 shares of capital stock of a new series of capital stock designated as "Fairholme Allocation Fund," par value $0.0001 per share.

SECOND:               The shares of capital stock of Fairholme Allocation Fund, as so classified by the Corporation's Board of Directors, shall have the relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of shares of capital stock of Fairholme Allocation Fund as set forth in Article SEVENTH, Section 7.1, of the Charter and shall be subject to all provisions of the Charter relating to capital stock of the Corporation generally.

THIRD:                  A. Immediately before the classification and designation of additional shares of capital stock provided for herein, the total number of shares of capital stock that the Corporation had authority to issue was 900,000,000 shares, par value $.0001 per share, with an aggregate par value of $90,000, 700,000,000 of which such shares were classified as 700,000,000 shares of capital stock of The Fairholme Fund and 200,000,000 of which such shares were classified as 200,000,000 shares of capital stock of Fairholme Focused Income Fund.

B.  Immediately after the classification and designation of additional shares of capital stock provided for herein, the total number of shares of capital stock that the Corporation has authority to issue is 1,100,000,000 shares, par value $.0001 per share, with an aggregate par value of $110,000, 700,000,000 of which such shares are classified as 700,000,000 shares of capital stock of The Fairholme Fund, 200,000,000 of which such shares are classified as 200,000,000 shares of capital stock of Fairholme Focused Income Fund and 200,000,000 of which such shares are classified as 200,000,000 shares of capital stock of Fairholme Allocation Fund.

FOURTH:              The Corporation is registered as an open-end investment company under the Investment Company Act of 1940, as amended.

FIFTH:                   The total number of shares of capital stock that the Corporation has authority to issue has been increased by the Board of Directors of the Corporation in accordance with Section 2-105(c) of the Maryland General Corporation Law.

SIXTH:                   The shares aforesaid have been duly classified by the Corporation's Board of Directors pursuant to authority and power contained in the Charter.

IN WITNESS WHEREOF, Fairholme Funds, Inc. has caused these Articles Supplementary to be executed by its President and attested by its Secretary and its corporate seal to be affixed on this 22nd day of October, 2010.  The President of the Corporation who signed these Articles Supplementary acknowledges them to be the act of the Corporation and states under the penalties of perjury that to the best of his knowledge, information and belief the matters and facts relating to approval hereof are true in all material respects.

FAIRHOLME FUNDS, INC.

By:	/s/ Bruce R. Berkowitz
Name: Bruce R. Berkowitz Title: President

Attested:	/s/ Deborah A. Reperowitz
Name: Deborah A. Reperowitz Title: Secretary

SK 22146 0003 1129904